SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 ’18 Earnings Results

I.	Performance in Q1 2018 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 18	Q4 17	Q1 17	QoQ	YoY
Quarterly Results
Revenues	5,675	7,126	7,062	-20%	-20%
Operating Income	-98	45	1,027	N/A	N/A
Income before Tax	-96	44	858	N/A	N/A
Net Income	-49	44	679	N/A	N/A

II.	IR Event of Q1 2018 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q1 18 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on April 25, 2018

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at

www.lgdisplay.com
6. Contact Information

1)	Head of IR:

        Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

        Daniel Kim, Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III.	Remark

i. Please	note that the presentation material for Q1 18 Earnings Results is accessible on

IR	homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii. Please	note that the financial data included are prepared on a consolidated IFRS basis

iii. Financial	data for Q1 18 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2018 Results

SEOUL, Korea (Apr. 25, 2018) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2018.

•	Revenues in the first quarter of 2018 decreased by 20% to KRW 5,675 billion from KRW 7,062 billion in the first quarter of 2017 and decreased by 20% from KRW 7,126 billion in the fourth quarter of 2017.

•	Operating loss in the first quarter of 2018 recorded KRW 98 billion. This compares with the operating profit of KRW 1,027 billion in the first quarter of 2017 and the operating profit of KRW 45 billion in the fourth quarter of 2017.

•	EBITDA in the first quarter of 2018 was KRW 812 billion, compared with EBITDA of KRW 1,743 billion in the first quarter of 2017 and with EBITDA of KRW 930 billion in the fourth quarter of 2017.

•	Net loss in the first quarter of 2018 was KRW 49 billion, compared with the net income of KRW 679 billion in the first quarter of 2017, and the net income of KRW 44 billion in the fourth quarter of 2017.

LG Display recorded KRW 5,675 billion in revenues in the first quarter of 2018, a year-on-year decrease of 20% from KRW 7,062 billion due to weak demand in panels from low seasonality and to a continued decline in panel prices. Indeed, the LCD panel prices declined more than expected in the first quarter due to set makers’ conservative purchasing strategy amid growing expectation of an increase in panel supply from Chinese panel makers.

However, with demand in OLED panels on the rise, the company has seen a continuous increase in revenues from its OLED TV panels and an improvement in profitability thanks to R&D efforts, which means that LG Display’s strategic structural transformation towards its OLED business is on course.

Despite the improvement in OLED profitability, the company registered KRW 98.3 billion in operating loss in the first quarter due to the decline in LCD panel prices and an unfavorable exchange rate.

Panels for TVs accounted for 43% of the revenue in the first quarter of 2018, mobile devices for 22%, tablets and notebook PCs for 19%, and desktop monitors for 16%.

LG Display recorded 102% in the liability-to-equity ratio, 104% in the current ratio, and 22% in the net debt-to-equity ratio as of March 31, 2018. The increased ratios of the liability-to-equity and the net debt-to-equity compared with the previous quarter were mainly due to the borrowings made in advance for the strategic shift toward a more OLED-focused business structure. These borrowings were also in response to anticipated increase in global interest rates.

“The market situation has changed more rapidly than expected, though all changes are within the range we had prepared for. Based on our scenarios, we will be focusing on efficient and flexible management in capital expenditure and maintaining operational performance including intensified cost reduction,” said Don Kim, CFO of LG Display. “Panel area shipments are expected to grow starting from the second quarter, as the upward trend to larger-size panels continues in time for major sporting events. In addition, demand for large-size OLED panels is expected to remain strong, while LCD panel prices are expected to stabilize during the second quarter.”

He added, “Given the company’s strategy of shifting to an OLED-focused business structure, we will continue to focus on differentiated products such as Crystal Sound OLED (CSO) and Wallpaper OLED panels.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 25, 2018 starting at 10:00 a.m. Korea Standard Time to announce the first quarter of 2018 earnings results. Investors can listen to the conference call via https://events.arkadin.com/ev/APAC/kr/lgd18q1webcast

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has approximately 49,000 employees operating worldwide. For more news and information about display products, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Manager

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 25, 2018	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President